UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED THIRD QUARTER 2023 RESULTS[1],[2]

Santiago, Chile, November 8, 2023 – CCU announced today its consolidated financial and operating results for the third quarter 2023, which ended September 30, 2023.

•	Consolidated Volumes decreased 5.1%. Volume variation per Operating segment was as follows:
o	Chile (4.7)%
o	International Business (4.3)%
o	Wine (17.3)%
•	Net sales were up 0.4%
•	Gross profit increased 8.9%
•	EBITDA reached CLP 86,344 million, a 27.7% increase. EBITDA variation per Operating segment was as follows:
o	Chile 38.7%
o	International Business 30.2%
o	Wine (21.2)%
•	Net income reached a gain of CLP 9,499 million versus a gain of CLP 17,226 million last year.
•	Earnings per share reached a gain of CLP 25.7 per share.

Key figures	3Q23	3Q22	Δ %	YTD23	YTD22	Δ %
(In ThHL or CLP million unless stated otherwise)
Volumes	7,559	7,964	(5.1)	23,805	24,223	(1.7)
Net sales	686,677	684,106	0.4	1,992,949	1,943,073	2.6
Gross profit	318,315	292,391	8.9	922,675	841,424	9.7
EBIT	51,072	33,531	52.3	168,245	137,755	22.1
EBITDA	86,344	67,607	27.7	268,846	235,203	14.3
Net income	9,499	17,226	(44.9)	63,923	71,315	(10.4)
Earnings per share (CLP)	25.7	46.6	(44.9)	173.0	193.0	(10.4)

[1] For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

[2] All growth or variation references in this Earnings Release refer to 3Q23 compared to 3Q22, unless otherwise stated.

PRESS RELEASE

COMMENTS FROM THE CEO

During the third quarter 2023, CCU continued making progress to recover financial results and profitability in a challenging and volatile economic environment. The latter is shown at the operational level, increasing consolidated EBITDA by 27.7% and improving 269 bps the EBITDA margin from 9.9% to 12.6%. The performance of the quarter shows that the path to improve our profitability under the regional plan “HerCCUles” is moving forward, however stronger efforts are needed in a context of economic deceleration and volatility in exchange rates and commodity prices. This drives us to keep putting special focus on the pillars of “HerCCUles”: (1) maintain business scale, (2) strengthen revenue management efforts, (3) deliver efficiency gains through our Transformation program, (4) optimizing CAPEX and working capital, (5) focusing on core brands and high volume/margin innovations and (6) continue investing in our brand equity.

In 3Q23, our revenues expanded 0.4%, explained by 5.1% decrease in volumes more than offset by a 5.7% expansion in average prices in CLP. Lower volumes were caused by a weaker consumption in Chile and Argentina, while holding market share, and a contraction in wine exports. The higher average prices in CLP were a consequence of revenue management efforts across all our Operating segments. Gross profit jumped 8.9%, and Gross margin rose 362 bps, from 42.7% to 46.4%, the latter explained by the higher average prices and flat average COGS versus last year. MSD&A expenses increased 2.9%, and as a percentage of Net Sales grew 94 bps, mainly as a consequence of higher marketing activities, the latter to keep enhancing brand equity. In all, EBITDA reached CLP 86,344 million, up by 27.7%. Net income dropped 44.9%, totalizing a gain of CLP 9,499 million, versus a gain of CLP 17,226 million last year. The reduction of net income was mostly explained by two effects in Argentina: (i) a higher loss in Foreign currency exchange differences by CLP 8,818[3] million from the sharp devaluation of the ARS during the quarter, and (ii) CLP 8,6653 million of non-recurring expenses related with the route-to-market integration of our JV in Argentina with Aguas Danone into our operation. Isolating the aforementioned effects, Net income would have increased 25.3%.

In terms of cash generation, we delivered another robust quarter. Thus, as of September 2023 Net cash inflow from operating activities totalized CLP 205,681 million versus a negative cash inflow of CLP 21,871 million in 2022, while Net cash (outflow) from investing activities reached CLP 111,051 million, decreasing from the CLP 175,168 million during the same period in 2022. In addition, we have decreased our portfolio complexity and recorded strong brand equity indicators, being key to hold market share in our main categories.

In the Chile Operating segment, our top line expanded 5.1%, explained by 4.7% decrease in volumes being more than offset by a 10.2% growth in average prices. The higher average prices were explained by revenue management initiatives. Lower volumes were explained by a challenging consumption environment, although in line with the industry as market shares remained stable. Gross profit expanded 17.4%, and Gross margin improved from 40.1% to 44.8%, due to top line performance and lower cost pressures. MSD&A expenses were 12.3% higher, and as percentage of Net sales grew 237 bps from 34.6% to 37.0%, mostly due to higher marketing activities. In all, EBITDA reached CLP 52,618 million, growing 38.7%, and EBITDA margin increased 320 bps from 10.0% to 13.2%.

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 2.4% contraction in CLP, as a result of 4.3% drop in volumes, partially offset by 2.0% increase in average prices in CLP. Volumes were negatively impacted by a weaker consumption environment in Argentina, partially compensated by volume expansion in all the other geographies. Gross profit expanded 1.1%, and Gross margin grew from 48.5% to 50.2%. MSD&A expenses decreased 6.0%, and as a percentage of Net sales improved 167 bps due to efficiencies, compensating higher inflation and other cost pressures. Altogether, EBITDA reached CLP 25,785 million, a 30.2% expansion from last year.

The Wine Operating segment continued facing a tough business environment during the quarter. Revenues were down 14.7%, mostly explained by a 17.3% contraction in volumes, while average prices increased 3.1%, due to revenue management in the domestic markets, partially compensated with negative mix effects. The lower volume was explained by both, a 14.4% fall in exports from Chile (29.9% contraction of the Chilean industry[4]), and a 14.8% drop in the Chile domestic market. Gross profit dropped 8.1% but Gross margin improved 296 bps from 38.0% to 40.9%, due to higher average prices and a decrease in COGS per liter, due to a more favorable cost of wine. MSD&A expenses were flat versus last year, and as a percentage of Net sales increased 429 bps associated with a lower business scale. In all, EBITDA reached CLP 11,606 million, a 21.2% contraction.

In terms of our main JVs and associated businesses, in Argentina, volumes from our water business decreased low-double digit, mainly impacted by a challenging consumption environment. Also, we successfully continued with the route-to-market integration of this business. In Colombia volumes contracted low-single digit.

During 3Q23, we continued making progress to recover our financial results and profitability in a challenging and volatile economic context. Our initiatives under “HerCCUles” are showing positive outcomes through the year, allowing us to recover our operational results, hold business scale and market shares, improve margins, and strengthening our cash generation. Nonetheless, we are aware that more efforts are needed to improve profitability further, especially when the business scenario will remain challenging. In order to do so, we will keep executing our strategy to deliver profitable and sustainable growth.

[3] Figures before taxes.

[4] According to ODEPA, which stands for Oficina de Estudios y Políticas Agrarias, in Chile.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – THIRD QUARTER (Exhibit 1 & 2)
•	Net sales were practically flat versus last year by growing 0.4%, driven by 5.7% higher prices in CLP being almost fully offset by a 5.1% contraction in volumes. In terms of average prices, the expansion was explained by: (i) a 10.2% growth in the Chile Operating segment, driven by revenue management initiatives, (ii) a 2.0% increase in the International Business Operating segment, largely explained by revenue management initiatives in Argentina, partially offset by negative mix effects, and (iii) a 3.1% increase in the Wine Operating segment, mainly associated with revenue management initiatives in our domestic markets, partially offset by negative mix. Regarding volume growth, the performance by Operating segment was as follows: (i) 4.7% contraction in the Chile Operating segment due to a challenging consumption environment, (ii) 4.3% decrease in the International Business Operating segment, driven by a weaker demand in Argentina, partially offset by volume growth in all the other geographies, and (iii) a 17.3% decrease in the Wine Operating segment, mostly attributable to exports from Chile and a decrease in our domestic markets.
•	Cost of sales was down 6.0%, explained by a 0.9% contraction in Cost of sales per hectoliter and the mentioned decrease in volumes. The Chile Operating segment reported 1.6% increase in Cost of sales per hectoliter driven by cost pressure in some raw materials, especially sugar and carryover inventories of malt, and a lower dilution on fixed manufacturing costs from lower volumes. This was partially compensated by a lower cost in aluminum, and the 8.2%[5] appreciation of the CLP against the USD, impacting positively our USD denominated costs. In the International Business Operating segment, the Cost of sales per hectoliter contracted 1.4% in CLP, mostly driven by a translation effect, as in local currency Cost of sales per hectoliter grew due to the 137.6%[6] depreciation of the ARS against the USD, and its negative impact on USD-denominated costs. In the Wine Operating segment, the Cost of sales per hectoliter contracted 1.9%, due to a more favorable cost of wine.
•	Gross profit reached CLP 318,315 million, an 8.9% expansion. Gross margin improved 362 bps, from 42.7% to 46.4%.
•	MSD&A expenses were up 2.9% and as percentage of Net sales, increased 94 bps from 38.0% to 38.9%, as a consequence of higher marketing activities, the latter to keep enhancing brand equity. In the Chile Operating segment, MSD&A expenses expanded 12.3%, and as a percentage of Net sales increased 237 bps. In the International Business Operating segment, MSD&A expenses in CLP were down 6.0%, and as a percentage of Net sales decreased 167 bps. In the Wine Operating segment, MSD&A expenses were practically flat, while as a percentage of Net sales rose 429 bps associated with a lower business scale.
•	EBIT reached a gain of CLP 51,072 million, an expansion of 52.3% versus last year, mainly due to higher revenues, boosted by higher average prices as a consequence of revenue management initiatives, and lower cost pressures.
•	EBITDA was up 27.7%, mostly driven by an 38.7% increase in the Chile Operating segment, and the International Business Operating segment growing by 30.2%. These better results were partially offset by the Wine Operating segment, which is facing a particularly challenging business environment, which decreased 21.2%. EBITDA margin expanded 269 bps, from 9.9% to 12.6%.
•	Non-operating result totalized a loss of CLP 42,638 million, which compares with a negative result of CLP 24,316 million last year. The higher loss was explained by: (i) a higher loss by CLP 16,389 million in Foreign currency exchange differences, of which CLP 8,818 million are explained by Argentina from the sharp devaluation of the ARS, (ii) a higher loss in Equity and income of JVs and associated by CLP 8,214 million, mostly associated with the route-to-market integration of our JV in Argentina with Aguas Danone into our operation, and (iii) lower result in Results as per adjustment units by CLP 5,334 million. These effects were partially compensated by: (i) a lower loss by CLP 7,880 million in Net financial expenses, mainly due to higher Interest income associated with more favorable interest rates, and (ii) a higher result in Other gains/(losses) by CLP 3,734 million, mostly explained by a better result in derivative contracts[7].
•	Income taxes reached a gain of CLP 4,227 million versus a gain of CLP 10,185 million last year. The lower gain was associated with a worse result on Tax effect of permanent differences, net[8].
•	Net income reached a gain of CLP 9,499 million, a 44.9% contraction when compared with a gain of CLP 17,226 million recorded last year. The reduction of Net income was mostly explained by two effects in Argentina: (i) a higher loss in Foreign currency exchange differences by CLP 8,818[3] million from the sharp devaluation of the ARS during the quarter, and (ii) CLP 8,665[3] million of non-recurring expenses related with the route-to-market integration of our JV in Argentina with Aguas Danone into our operation. Isolating the aforementioned effects, Net income would have increased 25.3%.

[5] The CLP currency variation against the USD considers 2023 average of period (aop) compared with 2022 (aop).

[6] The ARS currency variation against the USD considers 2023 end of period (eop) compared with 2022 (eop).

[7] See Note 32 Other Gain/(Losses) of our Financial Statements as of September 2023.

[8] See Note 25 Income taxes of our Financial Statements as of September 2023.

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – 9 MONTHS YEAR TO DATE (Exhibit 2 & 4)
•	Net sales were up 2.6%, fully explained by 4.4% higher average prices in CLP while volumes declined 1.7%. The higher average prices in CLP were largely explained by the 9.0% growth in the Chile Operating segment, due to the implementation of revenue management initiatives, partially compensated by negative mix effects. Average prices expanded 0.6% in the Wine Operating segment, and in the International Business Operating segment contracted slightly by 0.3%, explained by negative translation effects in Argentina, as in local currency prices grew due to revenue management efforts. Volumes were down 1.7%, driven by a 0.7% drop in the Chile Operating segment, a 2.8% decrease in the International Business Operating segment, highly concentrated in Argentina, due to a weaker consumption, and a 16.1% drop in the Wine Operating segment, the latter mainly due to a challenging scenario for wine exports.
•	Cost of sales was down 2.8%, mainly explained by a 1.1% decrease in Cost of sales per hectoliter and the lower volumes. The Chile Operating segment reported a 0.9% growth in Cost of sales per hectoliter, driven by higher costs in some raw materials, mainly sugar and carryover inventories of malt, partially compensated with lower costs in aluminum, efficiencies in manufacturing, and the 4.4%[3] appreciation of the CLP against the USD, impacting positively our USD denominated costs. In the International Business Operating segment, the Cost of sales per hectoliter contracted 4.1% in CLP, mostly explained by a translation effect in Argentina, as in local currency Cost of sales per hectoliter expanded, mostly driven by the 137.6%[4] depreciation of the ARS against the USD, and its negative impact on USD-denominated costs. In the Wine Operating segment, the Cost of sales per hectoliter grew 3.1%, due to higher costs in packaging materials.
•	Gross profit reached CLP 922,675 million, a 9.7% expansion. Gross margin expanded 299 bps, from 43.3% to 46.3%, as a consequence of the effects described above.
•	MSD&A expenses were up 6.9%, and as percentage of Net sales, grew 153 bps, from 36.3% to 37.8%. The latter was mostly caused by higher distribution costs, mostly as a consequence of higher oil prices and higher marketing activities to enhance brand equity. The performance by segment was as follows: In the Chile Operating segment, MSD&A expenses expanded 16.1%, and as a percentage of Net sales increased 232 bps. In the International Business Operating segment MSD&A expenses in CLP were down 4.1%, and as a percentage of Net sales decreased 49 bps. In the Wine Operating segment, MSD&A expenses decreased 1.1%, and as a percentage of Net sales grew 441 bps associated with a lower business scale.
•	EBIT reached CLP 168,245 million, an expansion of 22.1%, mainly due to higher revenues, boosted by higher average prices as a consequence of revenue management initiatives, and lower cost pressures.
•	EBITDA reached CLP 268,846 million, a 14.3% increase, driven by 26.7% expansion in the Chile Operating segment and 17.4% jump in the International Business Operating segment expanded. The latter was partially offset by the Wine Operating segment which decreased EBITDA by 43.0%, as a consequence of a challenging year for exports. In addition, EBITDA margin improved 139 bps, from 12.1% to 13.5%.
•	Non-operating result totalized a loss of CLP 95,197 million versus a negative result of CLP 55,985 million last year. The higher loss was explained by: (i) a higher loss by CLP 17,997 million in Foreign currency exchange differences, mostly concentrated in Argentina, (ii) a lower result in Equity and income of JVs and associated by CLP 13,811 million, mainly associated with the route-to-market integration of our JV in Argentina with Aguas Danone into our operation, (iii) a higher loss in Other gains/(losses) by CLP 11,117 million, mostly explained by a lower result in derivative contracts[7], and (iv) a higher loss in Results as per adjustment units by CLP 5,451 million. These effects were partially compensated by a higher result by CLP 9,163 million in Net financial expenses mainly due to higher Interest income associated with more favorable interest rates.
•	Income taxes reached a loss of CLP 2,426 million versus a gain of CLP 641 million last year, attributable to a worse result on Tax effect of permanent differences, net[8].
•	Net income reached a gain of CLP 63,923 million, a 10.4% decrease, explained by the reasons described above.

PRESS RELEASE

HIGHLIGHTS OPERATING SEGMENTS THIRD QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment, our top line expanded 5.1%, explained by 4.7% decrease in volumes being more than offset by a 10.2% growth in average prices. The higher average prices were explained by revenue management initiatives. Lower volumes were explained by a challenging consumption environment, although in line with the industry as market shares remained stable. Gross profit expanded 17.4%, and Gross margin improved from 40.1% to 44.8%, due to top line performance and lower cost pressures. MSD&A expenses were 12.3% higher, and as percentage of Net sales grew 237 bps from 34.6% to 37.0%, mostly due to higher marketing activities. In all, EBITDA reached CLP 52,618 million, growing 38.7%, and EBITDA margin increased 320 bps from 10.0% to 13.2%.

In terms of innovation, in line with the fifth pillar of “HerCCUles”, which aims focusing in core brands and high margin/volume innovations, we launched Royal Guard Golden Lager, continue expanding the successful portfolio of Royal Guard.

Regarding sustainability initiatives and aligned with our commitment to a circular economy, we continued moving forward in the construction of our unprecedented PET recycling plant, which we named “CirCCUlar”. We expect this facility will be operating during 2024, with a capacity to process 18,000 tons of PET yearly, enabling us to recycle around 870 million bottles per year. “CirCCUlar” will have cutting-edge technology and certified renewable energy, aligned to our sustainability goals and strategy.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay, Net sales recorded a 2.4% contraction in CLP, as a result of 4.3% drop in volumes, partially offset by 2.0% increase in average prices in CLP. Volumes were negatively impacted by a weaker consumption environment in Argentina, partially compensated by volume expansion in all the other geographies. Gross profit expanded 1.1%, and Gross margin grew from 48.5% to 50.2%. MSD&A expenses decreased 6.0%, and as a percentage of Net sales improved 167 bps due to efficiencies, compensating higher inflation and other cost pressures. Altogether, EBITDA reached CLP 25,785 million, a 30.2% expansion from last year.

In Bolivia, we strengthened our beer portfolio by successfully launching the global beer brand Amstel. In Colombia, we renewed the image of our mainstream local beer brand Andina.

WINE OPERATING SEGMENT

The Wine Operating segment continued facing a tough business environment during the quarter. Revenues were down 14.7%, mostly explained by a 17.3% contraction in volumes, while average prices increased 3.1%, due to revenue management in the domestic markets, partially compensated with negative mix effects. The lower volume was explained by both a 14.4% fall in exports from Chile (29.9% contraction of the Chilean industry4), and a 14.8% drop in the Chile domestic market. Gross profit dropped 8.1% but Gross margin improved 296 bps from 38.0% to 40.9%, due to higher average prices and a decrease in COGS per liter, due to a more favorable cost of wine. MSD&A expenses were flat versus last year, and as a percentage of Net sales increased 429 bps associated with a lower business scale. In all, EBITDA reached CLP 11,606 million, a 21.2% contraction.

PRESS RELEASE

ADDITIONAL INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A. and Fábrica de Envases Plásticos S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Third Quarter 2023)
Third Quarter	2023	2022	Total Change %
	(CLP million)
Net sales	686,677	684,106	0.4
Cost of sales	(368,362)	(391,714)	(6.0)
% of Net sales	53.6	57.3	(362) bps
Gross profit	318,315	292,391	8.9
% of Net sales	46.4	42.7	362 bps
MSD&A	(267,407)	(259,956)	2.9
% of Net sales	38.9	38.0	94 bps
Other operating income/(expenses)	164	1,096	(85.0)
EBIT	51,072	33,531	52.3
EBIT margin %	7.4	4.9	254 bps
Net financial expenses	(10,815)	(18,695)	(42.2)
Equity and income of JVs and associated	(11,709)	(3,495)	235.0
Foreign currency exchange differences	(24,485)	(8,096)	202.4
Results as per adjustment units	(693)	4,641	(114.9)
Other gains/(losses)	5,063	1,329	281.0
Non-operating result	(42,638)	(24,316)	75.3
Income/(loss) before taxes	8,434	9,215	(8.5)
Income taxes	4,227	10,185	(58.5)
Net income for the period	12,660	19,400	(34.7)

Net income attributable to:
The equity holders of the parent	9,499	17,226	(44.9)
Non-controlling interest	(3,161)	(2,174)	45.4

EBITDA	86,344	67,607	27.7
EBITDA margin %	12.6	9.9	269 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	25.7	46.6	(44.9)
Earnings per ADR (CLP)	51.4	93.2	(44.9)

Depreciation	35,272	34,075	3.5
Capital Expenditures	46,147	69,647	(33.7)

PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Nine months ended on September 30, 2023)
YTD as of September	2023	2022	Total Change %
	(CLP million)
Net sales	1,992,949	1,943,073	2.6
Cost of sales	(1,070,274)	(1,101,649)	(2.8)
% of Net sales	53.7	56.7	(299) bps
Gross profit	922,675	841,424	9.7
% of Net sales	46.3	43.3	299 bps
MSD&A	(754,300)	(705,604)	6.9
% of Net sales	37.8	36.3	153 bps
Other operating income/(expenses)	(130)	1,935	(106.7)
EBIT	168,245	137,755	22.1
EBIT margin %	8.4	7.1	135 bps
Net financial expenses	(26,415)	(35,578)	(25.8)
Equity and income of JVs and associated	(21,708)	(7,897)	174.9
Foreign currency exchange differences	(35,929)	(17,932)	100.4
Results as per adjustment units	(5,882)	(431)	>500
Other gains/(losses)	(5,263)	5,854	(189.9)
Non-operating result	(95,197)	(55,985)	70.0
Income/(loss) before taxes	73,048	81,771	(10.7)
Income taxes	(2,426)	641	(478.5)
Net income for the period	70,623	82,411	(14.3)

Net income attributable to:
The equity holders of the parent	63,923	71,315	(10.4)
Non-controlling interest	(6,699)	(11,096)	(39.6)

EBITDA	268,846	235,203	14.3
EBITDA margin %	13.5	12.1	139 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	173.0	193.0	10.4
Earnings per ADR (CLP)	346.0	386.0	10.4

Depreciation	100,601	97,448	3.2
Capital Expenditures	99,644	148,451	(32.9)

PRESS RELEASE

Exhibit 3: Segment Information (Third Quarter 2023)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %	2023	2022	YoY %

Volumes	5,039	5,285	(4.7)	2,187	2,286	(4.3)	361	437	(17.3)
Net sales	398,550	379,319	5.1	227,379	232,995	(2.4)	72,380	84,893	(14.7)
Net sales (CLP/HL)	79,101	71,767	10.2	103,957	101,925	2.0	200,317	194,377	3.1
Cost of sales	(219,977)	(227,167)	(3.2)	(113,270)	(120,091)	(5.7)	(42,762)	(52,666)	(18.8)
% of Net sales	55.2	59.9	(469) bps	49.8	51.5	(173) bps	59.1	62.0	(296) bps
Gross profit	178,573	152,152	17.4	114,109	112,904	1.1	29,618	32,227	(8.1)
% of Net sales	44.8	40.1	469 bps	50.2	48.5	173 bps	40.9	38.0	296 bps
MSD&A	(147,453)	(131,347)	12.3	(99,375)	(105,711)	(6.0)	(21,036)	(21,031)	0.0
% of Net sales	37.0	34.6	237 bps	43.7	45.4	(167) bps	29.1	24.8	429 bps
Other operating income/(expenses)	271	(43)	>500	(101)	529	(119.2)	(153)	227	(167.7)
EBIT	31,391	20,762	51.2	14,633	7,722	89.5	8,428	11,422	(26.2)
EBIT margin	7.9	5.5	240 bps	6.4	3.3	312 bps	11.6	13.5	(181) bps
EBITDA	52,618	37,947	38.7	25,785	19,800	30.2	11,606	14,733	(21.2)
EBITDA margin	13.2	10.0	320 bps	11.3	8.5	284 bps	16.0	17.4	(132) bps

	4. Other/eliminations			Total
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %

Volumes	(28)	(44)	(37.5)	7,559	7,964	(5.1)
Net sales	(11,631)	(13,101)	(11.2)	686,677	684,106	0.4
Net sales (CLP/HL)				90,838	85,902	5.7
Cost of sales	7,646	8,209	(6.9)	(368,362)	(391,714)	(6.0)
% of Net sales				53.6	57.3	(362) bps
Gross profit	(3,985)	(4,892)	(18.5)	318,315	292,391	8.9
% of Net sales				46.4	42.7	362 bps
MSD&A	456	(1,867)	(124.5)	(267,407)	(259,956)	2.9
% of Net sales				38.9	38.0	94 bps
Other operating income/(expenses)	148	384	(61.5)	164	1,096	(85.0)
EBIT	(3,380)	(6,375)	(47.0)	51,072	33,531	52.3
EBIT margin				7.4	4.9	254 bps
EBITDA	(3,666)	(4,874)	(24.8)	86,344	67,607	27.7
EBITDA margin				12.6	9.9	269 bps

PRESS RELEASE

Exhibit 4: Segment Information (Nine months ended on September 30, 2023)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %	2023	2022	YoY %

Volumes	16,501	16,616	(0.7)	6,360	6,544	(2.8)	1,007	1,200	(16.1)
Net sales	1,262,745	1,166,086	8.3	567,277	585,432	(3.1)	189,396	224,516	(15.6)
Net sales (CLP/HL)	76,523	70,180	9.0	89,198	89,467	(0.3)	188,155	187,096	0.6
Cost of sales	(686,965)	(685,326)	0.2	(278,597)	(298,849)	(6.8)	(120,539)	(139,410)	(13.5)
% of Net sales	54.4	58.8	(437) bps	49.1	51.0	(194) bps	63.6	62.1	155 bps
Gross profit	575,780	480,761	19.8	288,680	286,583	0.7	68,857	85,105	(19.1)
% of Net sales	45.6	41.2	437 bps	50.9	49.0	194 bps	36.4	37.9	(155) bps
MSD&A	(437,059)	(376,575)	16.1	(255,568)	(266,615)	(4.1)	(56,809)	(57,431)	(1.1)
% of Net sales	34.6	32.3	232 bps	45.1	45.5	(49) bps	30.0	25.6	441 bps
Other operating income/(expenses)	(590)	(136)	332.7	(19)	1,122	(101.7)	164	479	(65.8)
EBIT	138,131	104,050	32.8	33,093	21,090	56.9	12,211	28,153	(56.6)
EBIT margin	10.9	8.9	202 bps	5.8	3.6	223 bps	6.4	12.5	(609) bps
EBITDA	196,485	155,103	26.7	63,468	54,068	17.4	21,645	37,991	(43.0)
EBITDA margin	15.6	13.3	226 bps	11.2	9.2	195 bps	11.4	16.9	(549) bps

	4. Other/eliminations			Total
YTD as of September
(In ThHL or CLP million unless stated otherwise)	2023	2022	YoY %	2023	2022	YoY %

Volumes	(63)	(136)	(53.4)	23,805	24,223	(1.7)
Net sales	(26,469)	(32,961)	(19.7)	1,992,949	1,943,073	2.6
Net sales (CLP/HL)				83,721	80,214	4.4
Cost of sales	15,827	21,936	(27.8)	(1,070,274)	(1,101,649)	(2.8)
% of Net sales				53.7	56.7	(299) bps
Gross profit	(10,641)	(11,025)	(3.5)	922,675	841,424	9.7
% of Net sales				46.3	43.3	299 bps
MSD&A	(4,865)	(4,983)	(2.4)	(754,300)	(705,604)	6.9
% of Net sales				37.8	36.3	153 bps
Other operating income/(expenses)	315	470	(32.9)	(130)	1,935	(106.7)
EBIT	(15,191)	(15,537)	(2.2)	168,245	137,755	22.1
EBIT margin				8.4	7.1	135 bps
EBITDA	(12,752)	(11,959)	6.6	268,846	235,203	14.3
EBITDA margin				13.5	12.1	139 bps

PRESS RELEASE

Exhibit 5: Balance Sheet
	September 30	December 31
	2023	2022
	(CLP million)
ASSETS
Cash and cash equivalents	626,526	597,082
Other current assets	1,002,884	1,064,867
Total current assets	1,629,410	1,661,948

PP&E (net)	1,381,696	1,356,846
Other non current assets	600,647	576,284
Total non current assets	1,982,344	1,933,131
Total assets	3,611,753	3,595,079

LIABILITIES
Short term financial debt	128,352	195,000
Other liabilities	559,076	602,153
Total current liabilities	687,428	797,152

Long term financial debt	1,286,542	1,207,013
Other liabilities	174,071	154,944
Total non current liabilities	1,460,614	1,361,958
Total Liabilities	2,148,042	2,159,110

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(91,628)	(90,712)
Retained earnings	875,007	843,045
Total equity attributable to equity holders of the parent	1,346,072	1,315,026
Non - controlling interest	117,640	120,943
Total equity	1,463,712	1,435,969
Total equity and liabilities	3,611,753	3,595,079

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,414,895	1,402,013

Net Financial Debt	788,369	804,931

Liquidity ratio	2.37	2.08
Total Financial Debt / Capitalization	0.49	0.49
Net Financial Debt / EBITDA	2.01	2.25

PRESS RELEASE

Exhibit 6: Summary of the Statement of Cash Flow
	3Q
	2023	2022
	(CLP million)
Cash and cash equivalents at beginning of the period	591,015	643,999
Net cash inflows from operating activities	58,608	(20,514)
Net cash (outflow) from investing activities	(51,157)	(71,868)
Net cash (outflow) flow from financing activities	(19,060)	77,267
Net (decrease) increase in cash and cash equivalents	(11,610)	(15,114)
Effects of exchange rate changes on cash and cash equivalents	47,120	6,599
Increase (decrease) in cash and cash equivalents	35,510	(8,515)
Cash and cash equivalents at end of the period	626,526	635,484

	As of September 30 of
	2023	2022
	(CLP million)
Cash and cash equivalents at beginning of the year	597,082	265,568
Net cash inflows from operating activities	205,681	(21,871)
Net cash (outflow) from investing activities	(111,051)	(175,168)
Net cash (outflow) flow from financing activities	(58,930)	515,545
Net (decrease) increase in cash and cash equivalents	35,700	318,505
Effects of exchange rate changes on cash and cash equivalents	(6,256)	51,411
Increase (decrease) in cash and cash equivalents	29,444	369,916
Cash and cash equivalents at end of the period	626,526	635,484

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 8, 2023